Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-133273 on Form S-3 of our reports dated March 9, 2006, relating to the financial statements and financial statement schedule of Orthologic Corp., and management’s report on the effectiveness of internal control over financial reporting (which report on the financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph regarding the fact that OrthoLogic Corp. is in the development stage at December 31, 2005), appearing in the Annual Report on Form 10-K of OrthoLogic Corp. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
September 21, 2006